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08031124

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8 - ~~052030~~ 8-47643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

Mail Processing Section
APR 11 2008
Washington, DC
111

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 Evening Creek Drive North, Suite 300
(No. and Street)

San Diego	California	92128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert (443)-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent E. Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Financial, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA K. BROWNING NOTARY PUBLIC HARFORD CO., MD

My comm. exp. June 29, 2011

Signature

Financial and Operational Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

April 9, 2008

Mr. Robert Lettice
Financial Industry Regulatory Authority
300 South Grand Avenue
Los Angeles, CA 90071-3126

Re: Lucia Financial, LLC

Dear Mr. Lettice:

Pursuant to our telephone conversation on April 8, 2008, we have a good faith difference of opinion in the application of professional judgment on reporting the exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) in the above-referenced company's financial statements. We felt that the disclosure in Note 1 of the financial statements was adequate to comply with the requirements of the exemptive provisions, and you explained otherwise and provided specific instructions for compliance.

Accordingly, we have enclosed a Supplementary Information Schedule regarding the Computation for Determination of Reserve Requirements under Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3, accompanied with a new completed X-17A-5 Part III Facing page.

Regarding the net capital reconciliation and the statement that no material differences exist, you acknowledged there was no deficiency in the original reporting.

Sincerely,

Rothstein, Kass & Company, P.C.

ROTHSTEIN, KASS & COMPANY, P.C.

cc: Securities and Exchange Commission
Registrations branch
Mail Stop 8031, 100 F Street, NE
Washington, DC 20549

LUCIA FINANCIAL, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

December 31, 2007

A computation of reserve requirement is not applicable to Lucia Financial, LLC, as the company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Information relating to possession or control requirements is not applicable to Lucia Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

END